06009812

...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37407

RECEIVED MAR 01 2006 209 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDSC, LLC F/K/A REYNOLDS DEWITT SECURITIES COMPANY, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis B. DeTemple, President (513) 621-2875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

Chemed Center - Suite 2200, 255 East Fifth Street, Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis B. DeTemple, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds DeWitt Securities Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Louis B. DeTemple
Signature

President
Title

Terry R. Myrick
Notary Public

TERRY R. MYRICK
Notary Public, State of Ohio
My Commission Expires Sept. 21, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

REYNOLDS DEWITT SECURITIES COMPANY, LLC

FINANCIAL STATEMENTS, AUDIT REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2005

REYNOLDS DEWITT SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and Cash Equivalents	$ 470,784	$ 433,617
Receivables	29,302	64,258
TOTAL ASSETS	$ 500,086	$ 497,875
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 94,636	$ 79,854
MEMBER'S EQUITY	405,450	418,021
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 500,086	$ 497,875

The accompanying notes are an integral part of the financial statements.